                     U.S. SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 10-SB/A

                   General Form for Registration of Securities
                            of Small Business Issuers
                          Under Section 12(b) or (g) of
                       the Securities Exchange Act of 1934


                        BAYNON INTERNATIONAL CORPORATION
                        --------------------------------
                         (Name of Small Business Issuer)

      Nevada                               88-0285718
      ------                               ----------
      (State or Other Jurisdiction of      (I.R.S. Employer Identification
      Incorporation or                     Number)
      Organization)


                                266 Cedar Street
                          Cedar Grove, New Jersey 07009
           -----------------------------------------------------------
           (Address of Principal Executive Offices including Zip Code)


                                  973-239-2952
                           ---------------------------
                           (Issuer's Telephone Number)

        Securities to be Registered Under Section 12(b) of the Act: None


           Securities to be Registered Under Section 12(g) of the Act:

                          Common Stock, $.001 Par Value
                          -----------------------------
                                (Title of Class)

                                     PART I

ITEM 1. DESCRIPTION OF BUSINESS

     Baynon International Corporation (formerly known as Technology Associates Corporation and hereinafter referred to as the "Company"), was originally incorporated on February 29, 1968 under the laws of the Commonwealth of Massachusetts to engage in any lawful corporate undertaking. On December 28, 1989, the Company reincorporated under the laws of the State of Nevada. The Company was formerly engaged in the technology marketing business and its securities traded on the National Association of Securities Dealers OTC Bulletin Board. The Company has not engaged in any business operations for at least the last two years, and has no operations to date. Despite the Company's trading and operating history, the Company is considered a blank check company for purposes of this filing.

     The Company will attempt to identify and negotiate with a business target for the merger of that entity with and into the Company. In certain instances, a target company may wish to become a subsidiary of the Company or may wish to contribute assets to the Company rather than merge. No assurances can be given that the Company will be successful in identifying or negotiating with any target company. The Company seeks to provide a method for a foreign or domestic private company to become a reporting ("public") company whose securities are qualified for trading in the United States secondary market.

Perceived Benefits

     There are certain perceived benefits to being a reporting company with a class of publicly-traded securities. These are commonly thought to include the following:

     * the ability to use registered securities to make acquisition of assets or businesses;

     *  increased visibility;

     *  the facilitation of borrowing from financial institutions;

     *  improved trading efficiency;

     *  shareholder liquidity;

     *  greater case in subsequently raising capital;

     *  compensation of key employees through stock options;

     *  enhanced corporate image; and

     *  a presence in the United States capital market.


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Potential Target Companies

     A potential target entity which may be interested in a business combination with the Company, if any, may possess some or all of the following characteristics:

     * a company for whom a primary purpose of becoming public is the use of its securities for the acquisition of assets or businesses;

     * a company which is unable to find an underwriter of its securities or is unable to find an underwriter of securities on terms acceptable to it to conduct a public offering;

     * a company which wishes to become public with less dilution of its common stock than would occur upon an underwriting;

     * a company which believes that it will be able obtain investment capital on more favorable terms after it has become public;

     * a foreign company seeking an initial entry into the United States securities market;

     * a special situation company, such as a company seeking a public market to satisfy redemption requirements under a qualified Employee Stock Option Plan; and

     * a company seeking one or more of the other perceived benefits of becoming a public company.

     A business combination with a target company will normally involve the transfer to the target company of the majority of the issued and outstanding common stock of the Company, and the substitution by the target company of its own management and board of directors. No assurances can be given that the Company will be able to enter into a business combination, or, if the Company does enter into such a business combination no assurances can be given as to the terms of a business combination, or as to the nature of the target company.

     The Company has not engaged in any business operations for at least the last two years, and has no operations to date. The current and proposed business activities described herein classify the Company as a blank check company. See


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"GLOSSARY". The Securities and Exchange Commission and many states have enacted statutes, rules and regulations limiting the sale of securities of blank check companies. Management does not intend to undertake any efforts to cause a market to develop in the Company's securities until such time as the Company has successfully implemented its business plan described herein.

     The Company is voluntarily filing this Registration Statement with the Securities and Exchange Commission and is under no obligation to do so under the Securities Exchange Act of 1934, as amended (the "Exchange Act").

Risk Factors

     The Company's business is subject to numerous risk factors, including the following:

     No Operating History Or Revenue And Minimal Assets. The Company has had no operating history nor any revenues or earnings from operations for at least the last two years. The Company has no significant assets or financial resources. The Company will, in all likelihood, sustain operating expenses without corresponding revenues, at least until the consummation of a business combination. This may result in the Company incurring a net operating loss which will increase continuously until the Company can consummate a business combination with a target company. There is no assurance that the Company will be able to identify such a target company and consummate such a business combination on acceptable terms.

     Speculative Nature Of The Company's Proposed Operations. The success of the Company's proposed plan of operation will depend to a great extent on the operations, financial condition and management of the identified target company. While management intends to seek business combinations with entities having established operating histories, there can be no assurance that the Company will be able to identify a candidate satisfying such criteria and of such. In the event the Company completes a business combination, of which there can be no assurance, the success of the Company's operations may be dependent upon management of the target company and numerous other factors beyond the Company's control.

     Scarcity Of And Competition For Business Opportunities And Combinations. The Company is and will continue to be an insignificant participant in the business of seeking mergers with and acquisitions of business entities. A large number of established and well-financed entities, including venture capital firms, are active in mergers and acquisitions of companies which may be merger or acquisition target candidates for the Company. Nearly all such entities have significantly greater financial resources, technical expertise and managerial capabilities than the Company and, consequently, the Company will be at a competitive disadvantage in identifying possible business opportunities and successfully completing a business combination. Moreover, the Company will also compete with numerous other small public companies in seeking merger or acquisition candidates.


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     No Agreement For Business Combination Or Other Transaction--No Standards
For Business Combination. The Company has no current arrangement, agreement or understanding with respect to engaging in a merger with or acquisition of a specific business entity. There can be no assurance that the Company will be successful in identifying and evaluating suitable business opportunities or in concluding a business combination. Management has not identified any particular industry or specific business within an industry for evaluation by the Company. There is no assurance that the Company will be able to negotiate a business combination on terms favorable to the Company. The Company has not established a specific length of operating history or a specified level of earnings, assets, net worth or other criteria which it will require a target company opportunity to have achieved, or without which the Company would not consider a business combination with such business entity. Accordingly, the Company may enter into a business combination with a business entity having no significant operating history, losses, limited or no potential for earnings, limited assets, negative net worth or other negative characteristics.

     Continued Management Control, Limited Time Availability. While seeking a business combination, management anticipates devoting up to five (5) hours per month to the business of the Company. The Company's only officers are the President, Mr. Pasquale Catizone, and Mr. Carmine Catizone, the Secretary and Treasurer, neither of which have entered into written employment agreements with the Company and are not expected to do so in the foreseeable future. The Company has not obtained key man life insurance on its officers and directors. Notwithstanding the combined limited experience and time commitment of management, loss of the services of its President, Mr. Pasquale Catizone, would adversely affect development of the Company's business and its likelihood of consummating a business combination.

     Conflicts Of Interest--General. The Company's two officers and directors participate in other business ventures which may compete directly with the Company. Although none are anticipated, conflicts of interest and non-arms length transactions may also arise in the future. Management does not anticipate that the Company will seek a merger with, or acquisition of, any entity in which any member of management serves as an officer, director or partner, or in which they or their family members own or hold any ownership interest. See "ITEM 5. DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS--Conflicts of Interest."

     Reporting Requirements May Delay Or Preclude Acquisition. Section 13 of the Exchange Act requires companies subject thereto to provide certain information about significant acquisitions including certified financial statements for the company acquired covering one or two years, depending on the relative size of the acquisition. The time and additional costs that may be incurred by some target companies to prepare such financial statements may significantly delay or essentially preclude consummation of an otherwise desirable acquisition by the Company. Acquisition prospects that do not have or are unable to obtain the required audited statements may not be appropriate for acquisition so long as the reporting requirements of the Exchange Act are applicable.


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     Lack Of Market Research Or Marketing Organization. The Company has neither conducted, nor have others made available to it, market research indicating that demand exists for the transactions contemplated by the Company. Even in the event demand exists for a merger or acquisition of the type contemplated by the Company, there is no assurance the Company will be successful in completing any such business combination.

     Lack Of Diversification. The Company's proposed operations, even if successful, will, at least in the short term and in all likelihood, result in the Company engaging in a business combination with only one business opportunity. Consequently, the Company's activities will be limited to those engaged in by the business opportunity which the Company merges with or acquires. The Company's inability to diversify its activities into a number of areas may subject the Company to economic fluctuations within a particular business or industry and therefore increase the risks associated with the Company's operations.

     Regulation Under Investment Company Act. Although the Company will be subject to regulation under the Exchange Act, management believes the Company will not be subject to regulation under the Investment Company Act of 1940, insofar as the Company will not be engaged in the business of investing or trading in securities. In the event the Company engages in business combinations which result in the Company holding passive investment interests in a number of entities, the Company could become subject to regulation under the Investment Company Act of 1940. In such event, the Company would be required to register as an investment company and could be expected to incur significant registration and compliance costs. The Company has obtained no formal determination from the Securities and Exchange Commission as to the status of the Company under the Investment Company Act of 1940 and, consequently, any violation of such Act could subject the Company to material adverse consequences.

     Probable Change In Control And Management. A business combination involving the issuance of the Company's common stock will, in all likelihood, result in shareholders of a target company obtaining a controlling interest in the Company. Any such business combination may require shareholders of the Company to sell or transfer all or a portion of the Company's common stock held by them. The resulting change in control of the Company will likely result in removal of the present officers and directors of the Company and a corresponding reduction in or elimination of their participation in the future affairs of the Company.

     Reduction Of Percentage Share Ownership Following Business Combination. The Company's primary plan of operation is based upon the consummation of a business combination with a business entity which, in all likelihood, will result in the Company issuing securities to shareholders of such business entity. The issuance of previously authorized and unissued common stock of the Company would result in reduction in percentage of shares owned by the present shareholders of the Company and would most likely result in a change in control or management of the Company.


                                       6
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     Aspects Of Blank Check Offering. The Company may enter into a business combination with a business entity that desires to establish a public trading market for its shares. A target company may attempt to avoid what it deems to be adverse consequences of undertaking its own public offering by seeking a business combination with the Company. Such consequences may include, but are not limited to, time delays of the registration process, significant expenses to be incurred in such an offering, loss of voting control to public shareholders or the inability to obtain an underwriter or to obtain an underwriter on terms satisfactory to the Company.

     Taxation. Federal and state tax consequences will, in all likelihood, be major considerations in any business combination the Company may undertake. Currently, such transactions may be structured so as to result in tax-free treatment to both companies, pursuant to various federal and state tax provisions. The Company intends to structure any business combination so as to minimize the federal and state tax consequences to both the Company and the target company; however, there can be no assurance that such business combination will meet the statutory requirements of a tax-free reorganization or that the parties will obtain the intended tax-free treatment upon a transfer of stock or assets. A non-qualifying reorganization could result in the imposition of both federal and state taxes which may have an adverse effect on both parties to the transaction.

     Requirement Of Audited Financial Statements May Disqualify Business Opportunities. Management of the Company will request that any potential business opportunity provide audited financial statements. One or more potential combination candidates may opt to forego pursuing a business combination with the Company rather than incur the burdens associated with preparing audited financial statements. In such case, the Company may choose to obtain certain assurances as to the target company's assets, liabilities, revenues and expenses prior to consummating a business combination, with further assurances that an audited financial statement would be provided after closing of such a transaction. Closing documents for such a transaction may include representations that the audited financial statements will not materially differ from the representations included in such closing documents.

ITEM 2. PLAN OF OPERATION

     The Company will seek to merge with or acquire a business entity in exchange for the Company's securities. The Company has no particular acquisitions in mind and has not entered into any negotiations regarding such an acquisition. Neither the Company's officer nor directors nor any affiliates has engaged in any negotiations with any representative of any company regarding the possibility of an acquisition or merger between the Company and such other company.

     Mr. Pasquale Catizone, the principal shareholder of the Company, anticipates seeking out a target company through solicitation. Such solicitation may include newspaper or magazine advertisements, mailings and other distributions to law firms, accounting firms, investment bankers, financial advisors and similar persons, the use of one or more World Wide Web sites and


                                       7
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similar methods. No estimate can be made as to the number of persons who will be contacted or solicited. Any such solicitation will be at the expense of the Company. The Company may pay referral fees to consultants and others who refer target businesses for mergers into blank check companies in which the Company has an interest. Payments are made if a merger occurs, and may consist of cash or a portion of the stock in the Company or both.

     The Company has no full time employees. The Company's president has agreed to allocate a portion of his time to the activities of the Company, without compensation. The president anticipates that the business plan of the Company can be implemented by his devoting approximately five (5) hours per month to the business affairs of the Company and, consequently, conflicts of interest may arise with respect to the limited time commitment by such officer.

     Management is not currently involved with other established blank check companies, and is not currently involved in creating additional blank check companies similar to this one. Management may, however, become involved in creating or acquiring other blank check companies in the future. A conflict may arise in the event that another blank check company with which management is affiliated is formed and actively seeks a target company. Other blank check companies that may be formed may differ from the Company in certain items such as place of incorporation, number of shares and shareholders, working capital, types of authorized securities, or other items. It may be that a particular target company may be more suitable for or may prefer a certain blank check company formed after the Company. In such case, a business combination might be negotiated on behalf of the more suitable or preferred blank check company regardless of date of formation. See "ITEM 5, DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS--Current Blank Check Companies."

     The Certificate of Incorporation of the Company provides that the Company may indemnify officers and/or directors of the Company for liabilities, which can include liabilities arising under the securities laws. Therefore, assets of the Company could be used or attached to satisfy any liabilities subject to such indemnification.

General Business Plan

     The Company's purpose is to seek, investigate and, if such investigation warrants, acquire an interest in a business entity presented to it by persons or firms who or which desire to seek the perceived advantages of a corporation which has a class of securities registered under the Exchange Act. The Company will not restrict its search to any specific business, industry, or geographical location and the Company may participate in a business venture of virtually any kind or nature. This discussion of the proposed business is not meant to be restrictive of the Company's broad discretion to search for and enter into potential business opportunities. Management anticipates that it will be able to participate in only one potential business venture in the near future because the Company has nominal assets and limited financial resources. See ITEM F/S, "FINANCIAL STATEMENTS." This lack of diversification should be considered a


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substantial risk to the shareholders of the Company because it will not permit the Company to offset potential losses from one venture against gains from another.

     The Company may seek a business opportunity with entities which have recently commenced operations, or which wish to utilize the public marketplace in order to raise additional capital in order to expand into new products or markets, to develop a new product or service, or for other corporate purposes. The Company may acquire assets and establish wholly-owned subsidiaries in various businesses or acquire existing businesses as subsidiaries.

     The Company anticipates that the selection of a business opportunity in which to participate will be complex and extremely risky. Management believes (but has not conducted any research to confirm) that there are business entities seeking the perceived benefits of a publicly registered corporation. Such perceived benefits may include facilitating or improving the terms on which additional equity financing may be sought, providing liquidity for incentive stock options or similar benefits to key employees, increasing the opportunity to use securities for acquisitions, providing liquidity for shareholders and other factors. Business opportunities may be available in many different industries and at various stages of development, all of which will make the task of comparative investigation and analysis of such business opportunities difficult and complex.

     The Company has, and will continue to have, very limited to no capital with which to provide the owners of business opportunities with any cash or other assets. However, management believes the Company will be able to offer owners of acquisition candidates the opportunity to acquire a controlling ownership interest in a publicly registered company without incurring the cost and time required to conduct an initial public offering. Management has not conducted market research and is not aware of statistical data to support the perceived benefits of a merger or acquisition transaction for the owners of a business opportunity.

     The analysis of new business opportunities will be undertaken by, or under the supervision of, the President of the Company, who is not a professional business analyst. In analyzing prospective business opportunities, Management will consider such matters as the available technical, financial and managerial resources; working capital and other financial requirements; history of operations, if any; prospects for the future; nature of present and expected competition; the quality and experience of management services which may be available and the depth of that management; the potential for further research, development or exploration; specific risk factors not now foreseeable but which then may be anticipated to impact the proposed activities of the Company; the potential for growth or expansion; the potential for profit; the perceived public recognition or acceptance of products, services, or trades; name identification; and other relevant factors. To the extent possible, management intends to utilize written reports and personal investigation to evaluate the above factors. The Exchange Act requires that any merger or acquisition candidate comply with certain reporting requirements, which include providing audited financial statements to be included in the reporting filings made under the Exchange Act.


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     The Company will not acquire or merge with any company for which audited financial statement cannot be obtained at or within a reasonable period of time after closing of the proposed transaction.

     The Company will not restrict its search for any specific kind of firms, but may acquire a venture which is in its preliminary or development stage, which is already in operation, or in essentially any stage of its business life. It is impossible to predict at this time the status of any business in which the Company may become engaged, in that such business may need to seek additional capital, may desire to have its shares publicly traded, or may seek other perceived advantages which the Company may offer.

     Management of the Company, which may not have experience in matters relating to the business of a target company, will rely upon its own efforts in accomplishing the business purposes of the Company. Outside consultants or advisors may be utilized by the Company to assist in the search for qualified target companies. If the Company does retain such an outside consultant or advisor, any cash fee earned by such person is likely to be assumed by the target company, as the Company has limited cash assets with which to pay such obligation.

     If management decides to utilize the services of a consultant in the selection of a target company, such consultant will likely be used to supplement the business experience of management, including perhaps accountants, technical experts, appraisers, attorneys or others. Management's considerations in selecting such a consultant may be based on the nature of the target company's business, the form and amount of compensation required by the consultant, the length and breadth of such consultant's experience and rate of success in matching target companies with acquiring companies. If a consultant were retained, management would expect that any such consultant would provide the Company with a selection of target companies, would provide due diligence assistance for study of the target company, would assist in negotiating the terms of a business combination, and would serve to facilitate the negotiation process. More than one consultant could be used in locating a target company.

     The Company has no agreements or understandings currently with any consultant to provide services and does not intend to have any such relationship prior to acquisition of a target company. If requested by a target company, management may recommend one or more underwriters, financial advisors, accountants, public relations firms or other consultants.

     A potential target company may have an existing agreement with a consultant or advisor providing that services of the consultant or advisor be continued after any business combination. Additionally, a target company may be presented to the Company only on the condition that the services of a consultant or advisor be continued after a merger or acquisition. Such preexisting agreements of target companies for the continuation of the services of attorneys, accountants, advisors or consultants could be a factor in the Company's selection of a target company.


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Acquisition of Opportunities

     In implementing a structure for a particular business acquisition, the Company may become a party to a merger, consolidation, reorganization, joint venture, or licensing agreement with another corporation or entity. It may also acquire stock or assets of an existing business. On the consummation of such a transaction, it is probable that the present management and shareholders of the Company will no longer be in control of the Company. In addition, it is likely that the Company's officers and directors will, as part of the terms of the acquisition transaction, resign and be replaced by one or more new officers and directors.

     It is anticipated that any securities issued in any such reorganization would be issued in reliance upon exemption from registration under applicable federal and state securities laws. In some circumstances, however, as a negotiated element of its transaction, the Company may agree to register all or a part of such securities immediately after the transaction is consummated or at specified times thereafter. If such registration occurs, of which there can be no assurance, it will be undertaken by the surviving entity after the Company has entered into an agreement for a business combination or has consummated a business combination and the Company is no longer considered a blank check company. Until such time as this occurs, the Company will not attempt to register any additional securities. The issuance of substantial additional securities and their potential sale into any trading market which may develop in the Company's securities may have a depressive effect on the market value of the Company's securities in the future if such a market develops, of which there is no assurance.

     While the actual terms of a transaction to which the Company may be a party cannot be predicted, it may be expected that the parties to the business transaction will find it desirable to avoid the creation of a taxable event and thereby structure the acquisition in a "tax-free" reorganization under Sections 351 or 368 of the Internal Revenue Code of 1986, as amended (the "Code").

     With respect to any merger or acquisition negotiations with a target company, management expects to focus on the percentage of the Company which target company shareholders would acquire in exchange for their holdings in the target company. Depending upon, among other things, the target company's assets and liabilities, the Company's shareholders will in all likelihood hold a substantially lesser percentage ownership interest in the Company following any merger or acquisition. The percentage of ownership may be subject to significant reduction in the event the Company acquires a target company with substantial assets. Any merger or acquisition effected by the Company can be expected to have a significant dilutive effect on the percentage of shares held by the Company's shareholders at such time.

     The Company will participate in a business opportunity only after the negotiation and execution of appropriate agreements. Although the terms of such agreements cannot be predicted, generally such agreements will require certain representations and warranties of the parties thereto, will specify certain events of default, will detail the terms of closing and the conditions which must be satisfied by the parties prior to and after such closing, will outline


                                       11
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the manner of bearing costs, including costs associated with the Company's attorneys and accountants, and will include miscellaneous other terms.

     The Company will not acquire or merge with any entity which cannot provide audited financial statements at or within a reasonable period of time after closing of the proposed transaction. The Company shall be subject to all of the reporting requirements included in the Exchange Act. Included in these requirements is the duty of the Company to file audited financial statements as part of its Form 8-K to be filed with the Securities and Exchange Commission upon consummation of a merger or acquisition, as well as the Company's audited financial statements included in its annual report on Form 10-K (or 10-KSB, as applicable). If such audited financial statements are not available at closing, or within time parameters necessary to insure the Company's compliance with the requirements of the Exchange Act, or if the audited financial statements provided do not conform to the representations made by the target company, the closing documents may provide that the proposed transaction will be voidable at the discretion of the present management of the Company.

     In the event that the Company needs any additional funds for operating capital or for costs in connection with searching for or completing an acquisition or merger, management contemplates that it will seek to issue additional shares of the Company. There is no fixed minimum or maximum amount that management will raise in connection with such an issuance. The Company does not intend to borrow any funds to make any payments to the Company's promoters, management or their affiliates or associates.

Competition

     The Company will remain an insignificant participant among the firms which engage in the acquisition of business opportunities. There are many established venture capital and financial concerns which have significantly greater financial and personnel resources and technical expertise than the Company. In view of the Company's combined extremely limited financial resources and limited management availability, the Company will continue to be at a significant competitive disadvantage compared to the Company's competitors.


ITEM 3. DESCRIPTION OF PROPERTY

     The Company has no properties and at this time has no agreements to acquire any properties. The Company currently uses the home office of Mr. Pasquale Catizone at no cost to the Company, an arrangement which management expects will continue until the Company completes an acquisition or merger.


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ITEM 4. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth, as of September 1, 1999, each person known by the Company to be the beneficial owner of five percent or more of the Company's Common Stock, all directors individually and all directors and officers of the Company as a group. Except as noted, each person has sole voting and investment power with respect to the shares shown.

                                        Amount of
Name and Address                       Beneficial                  Percentage of
of Beneficial Owner                     Ownership                      Class
-------------------                     ---------                      -----
Pasquale Catizone (1) (3)               3,547,815                      37.2%
266 Cedar Street
Cedar Grove, NJ 07009

Carmine Catizone (2) (3)                4,000,000                      42.0%
10 1/2Walker Avenue
Morristown, NJ 07960

All Executive Officers and              7,547,815                      79.2%
Directors as a Group

(1) Includes (a) 1,000,000 shares held of record by Mr. Catizone's minor daughter, and (b) 1,000,000 shares held of record by Pasquale Catizone's wife, Barbara Catizone.

(2) Includes (i) 500,000 shares held in a custodial account for the benefit of his daughter Carrie Catizone; and (ii) 500,000 shares held in a custodial account for the benefit of his daughter Sherri Catizone.

(3) Carmine Catizone and Pasquale Catizone are brothers.

ITEM 5. DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS

The Company has two Directors and two Officers as follows:

Name                            Age              Positions and Offices Held
----                            ---              --------------------------

Pasquale Catizone               58               President, Director

Carmine Catizone                53               Secretary, Treasurer,
                                                 Director


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     There are no agreements or understandings for an officer or director to resign at the request of another person and the above-named officers and directors are not acting on behalf of nor will act at the direction of any other person.

     Set forth below are the names of the directors and officers of the Company, all positions and offices with the Company held, the period during which he has served as such, and the business experience during at least the last five years:

     Pasquale Catizone. Mr. Catizone has been president and a director of the Company since May 1998. Mr. Catizone has been self-employed as a financial consultant for the last ten years. He served as president and a director of First Equity of New Jersey, Inc., from its organization in May 1983 until September 1992. Mr. Catizone was also the president and a director of Phonics Corporation (f/k/a Taris, Inc.) from September 1985 until May 1994.

     Carmine Catizone. Mr. Catizone has been secretary and director of the Company since May 1998. From June 1988 to July 1994, Mr. Catizone was the president and director of J&E Beauty Supply, Inc., a retail and wholesale beauty supply distributor. Mr. Catizone formerly served as president and a director of C&C Investments, a blank check company (n/k/a T.O.P.S. Medical Corp.) from July 1977 until December 1984.

Other Blank Check Companies

     Carmine Catizone formerly served as president and a director of C&C Investments, a blank check company (now known as T.O.P.S. Medical Corp.) from July 1977 until December 1984. In December 1987, C&C Investments changed its name to T.O.P.S. Medical Corp. He is not presently involved with T.O.P.S. Medical Corp. in any capacity whatsoever. Pasquale Catizone served as president and a director of First Equity of New Jersey, Inc., from its organization in May 1983 until September 1992. First Equity was formed as a blank check company.

Current Blank Check Companies

     Except for the Company, no directors or officers of the Company are presently officers, directors or shareholders in any blank check companies. One or both of the officers/directors may, in the future become involved with additional blank check companies.

Conflicts Of Interest

     Although there are no plans to do so at this time, the Company's officers and directors may in the future organize other companies of a similar nature and with a similar purpose as the Company. Consequently, there are potential inherent conflicts of interest in acting as an officer and director of the Company. Insofar as the officers and directors are engaged in other business activities, management anticipates that it will devote only a minor amount of time to the Company's affairs. The Company does not have a right of first refusal pertaining to opportunities that come to management's attention insofar as such opportunities may relate to the Company's proposed business operations.

     A conflict may arise in the event that another blank check company with which management becomes affiliated is formed and actively seeks a target company. It is anticipated that target companies will be located for the Company and other blank check companies in chronological order of the date of formation of such blank check companies. However, any blank check companies that may be formed may differ from the Company in certain items such as place of incorporation, number of shares and shareholders, working capital, types of authorized securities, or other items. It may be that a target company may be more suitable for or may prefer a certain blank check company formed after the Company. In such case, a business combination might be negotiated on behalf of the more suitable or preferred blank check company regardless of date of formation. Mr. Pasquale Catizone will be responsible for seeking, evaluating, negotiating and consummating a business combination with a target company which may result in terms providing benefits to any officer or director.

     Mr. Pasquale Catizone is currently a self-employed financial consultant. As such, demands may be placed on the time of Mr. Catizone which will detract from the amount of time he is able to devote to the Company. Mr. Catizone intends to devote as much time to the activities of the Company as required. However, should such a conflict arise, there is no assurance that Mr. Catizone would not attend to other matters prior to those of the Company. Mr. Catizone projects that initially approximately five (5) hours per month of his time may be spent locating a target company which amount of time would increase when the analysis of, and negotiations and consummation with, a target company are conducted.

     In the event the Company needs additional funds for operating capital and/or for costs in connection with a business combination, the Company may opt to issue additional common stock. Except in connection with the foregoing financing possibility, no other securities, or rights to securities, of the Company will be issued to management or promoters, or their affiliates or associates, prior to the completion of a business combination. At the time of a business combination, management expects that some or all of the shares of Common Stock owned by the officers and directors will be purchased by the target company. The amount of Common Stock sold or continued to be owned by the officers and directors cannot be determined at this time.

     The terms of business combination may include such terms as one or more of the present directors remaining a director or officer of the Company. The terms of a business combination may provide for a payment by cash or otherwise to one or more of the present directors for the purchase of all or part of their holdings of common stock of the Company by a target company. In such event, one or more directors would directly benefit from such employment or payment, and such benefits may influence management's choice of a target company.

     The Company may agree to pay finder's fees, as appropriate and allowed, to unaffiliated persons who may bring a target company to the Company where that reference results in a business combination. The amount of any finder's will be subject to negotiation, and cannot be estimated at this time. No finder's fee of any kind will be paid to management or promoters of the Company or to their associates or affiliates. No loans of any type have, or will be, made to management or promoters of the Company or to any of their associates or affiliates.

     The Company's officers and directors, its promoters and their affiliates or associates have not had any negotiations with and there are no present arrangements or understandings with any representatives of the owners of any business or company regarding the possibility of a business combination with the Company.

     The Company will not enter into a business combination, or acquire any assets of any kind for its securities, in which management or promoters of the Company or any affiliates or associates have any interest, direct or indirect. The Company will not pay any finder's fees to members of management in connection with identifying an entity to a successful business combination.

     There are no binding guidelines or procedures for resolving potential conflicts of interest. Failure by management to resolve conflicts of interest in favor of the Company could result in liability of management to the Company. However, any attempt by shareholders to enforce a liability of management to the Company would most likely be prohibitively expensive and time consuming.

Investment Company Act of 1940

     Although the Company will be subject to regulation under the Securities Act, management believes the Company will not be subject to regulation under the Investment Company Act of 1940 insofar as the Company will not be engaged in the business of investing or trading in securities. In the event the Company engages in business combinations which result in the Company holding passive investment interests in a number of entities the Company could be subject to regulation under the Investment Company Act of 1940. In such event the Company would be required to register as an investment company and could be expected to incur significant registration and compliance costs. The Company has obtained no formal determination from the Securities and Exchange Commission as to the status of the Company under the Investment Company Act of 1940, any violation of which would subject the Company to material adverse consequences.

ITEM 6. EXECUTIVE COMPENSATION

     The Company's current officers and directors do not receive any compensation for their services rendered to the Company, have not received such compensation in the past, and are not accruing any compensation pursuant to any agreement with the Company.

     The officers and directors of the Company will not receive any finder's fee, either directly or indirectly, as a result of his efforts to implement the Company's business plan outlined herein. However, the officers and directors of the Company anticipate receiving benefits as beneficial shareholders of the Company. See "ITEM 4. SECURITY OWNERSHIP."

     No retirement, pension, profit sharing, stock option or insurance programs or other similar programs have been adopted by the Company for the benefit of its employees.

ITEM 7. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

     Pursuant to a certain Securities Purchase Agreement dated as of May 11, 1998, Mr. Pasquale Catizone purchased from the former president and director of the Company an aggregate of 2,597,714 shares of Common Stock for an aggregate purchase price of $23,000. Simultaneous with the closing of the Securities Purchase Agreement, the then officers and directors of the Company tendered resignations from their respective positions, at which time Pasquale Catizone became president and director and Carmine Catizone became secretary, treasurer and director of the Company. Also simultaneous with the closing of the Securities Purchase Agreement, the Company issued to Pasquale Catizone a Common Stock Purchase Warrant for 6,000,000 shares of Common Stock (the "Warrant") which was exercised on September 17, 1998. The shares of Common Stock underlying the warrant were distributed to Pasquale Catizone and his nominees, including Carmine Catizone and other family members. Pasquale Catizone and Carmine Catizone are brothers.

     The proposed business activities described herein classify the Company as a blank check company. See "GLOSSARY". The Securities and Exchange Commission and many states have enacted statutes, rules and regulations limiting the sale of securities of blank check companies. Other than making the Company's securities eligible to trade, management does not intend to undertake any efforts to cause a market to develop in the Company's securities until such time as the Company has successfully implemented its business plan described herein.

ITEM 8. DESCRIPTION OF SECURITIES

     The authorized capital stock of the Company consists of 50,000,000 shares of Common Stock, par value $.001 per share, of which 9,522,692 shares are issued and outstanding. The following statements relating to the capital stock are summaries and do not purport to be complete. Reference is made to the more detailed provisions of, and such statements are qualified in their entirety by reference to, the Certificate of Incorporation and the By-laws, copies of which are filed as exhibits to this registration statement.

Common Stock

     Holders of shares of common stock are entitled to one vote for each share on all matters to be voted on by the stockholders. Holders of common stock do not have cumulative voting rights. Holders of common stock are entitled to share ratably in dividends, if any, as may be declared from time to time by the Board of Directors in its discretion from funds legally available therefor. In the event of a liquidation, dissolution or winding up of the Company, the holders of common stock are entitled to share pro rata all assets remaining after payment in full of all liabilities. All of the outstanding shares of common stock are, and the shares of common stock offered by the Company pursuant to this offering will be, when issued and delivered, fully paid and non-assessable. Holders of common stock have no preemptive rights to purchase the Company's common stock. There are no conversion or redemption rights or sinking fund provisions with respect to the common stock.

Dividends

     Dividends, if any, will be contingent upon the Company's revenues and earnings, capital requirements and financial conditions. The payment of dividends, if any, will be within the discretion of the Company's Board of Directors. The Company presently intends to retain all earnings, if any, for use in its business operations and accordingly, the Board of Directors does not anticipate declaring any dividends prior to a business combination.

Glossary

"Blank Check" Company       As defined in Section 7(b)(3) of the Securities Act,
                            a "blank check" company is a development stage company that has no specific business plan or purpose or has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies and is issuing
                            "penny stock" securities as defined in Rule 3(a)(51) of the Exchange Act.

The Company                 Baynon International Corporation, the company whose
                            common stock is the subject of this registration statement.

Exchange Act                The Securities Exchange Act of 1934, as amended.

"Penny Stock" Security      As defined in Rule 3(a)(51) of the Exchange Act a
                            "penny stock" security is any equity security other than a security (i) that is a reported security (ii) that is issued by an investment company (iii) that is a put or call issued by the Options Clearing
                            Corporation (iv) that has a price of $5.00 or more
                            (except for purposes of Rule 419 of the Securities
                            Act) (v) that is registered on a national securities exchange (vi) that is authorized for quotation on the Nasdaq Stock Market, unless other provisions of Rule 3a5l-l are not satisfied, or (vii) that is issued by an issuer with (a) net tangible assets in excess of $2,000,000, if in continuous operation for more than three years or $5,000,000 if in operation for less than three years or (b) average revenue of at least $6,000,000 for the last three years.

Securities Act              The Securities Act of 1933, as amended.

Small Business Issuer       As defined in Rule 12b-2 of the Exchange Act, a
                            "Small Business Issuer" is an entity (i) which has revenues of less than $25,000,000 (ii) whose public float (the outstanding securities not held by affiliates) has a value of less than $25,000,000
                            (iii) which is a United States or Canadian issuer
                            (iv) which is not an Investment Company and (v) if a majority-owned subsidiary, whose parent corporation is also a small business issuer.

                                     PART II

ITEM 1. MARKET PRICE FOR COMMON EQUITY AND RELATED STOCKHOLDER MATTERS.

     (a) Market Price. There has been no trading market for the Company's Common Stock for at least the last two years. There is no assurance that a trading market will ever develop or, if such a market does develop, that it will continue.

     The Securities and Exchange Commission has adopted Rule 15g-9 which establishes the definition of a "penny stock," for purposes relevant to the Company, as any equity security that has a market price of less than $5.00 per share or with an exercise price of less than $5.00 per share, subject to certain exceptions. For any transaction involving a penny stock, unless exempt, the rules require: (i) that a broker or dealer approve a person's account for transactions in penny stocks and (ii) the broker or dealer receive from the investor a written agreement to the transaction, setting forth the identity and quantity of the penny stock to be purchased. In order to approve a person's account for transactions in penny stocks, the broker or dealer must (i) obtain financial information and investment experience and objectives of the person; and (ii) make a reasonable determination that the transactions in penny stocks are suitable for that person and that person has sufficient knowledge and experience in financial matters to be capable of evaluating the risks of transactions in penny stocks. The broker or dealer must also deliver, prior to any transaction in a penny stock, a disclosure schedule prepared by the Commission relating to the penny stock market, which, in highlight form, (i) sets forth the basis on which the broker or dealer made the suitability determination and (ii) that the broker or dealer received a signed, written agreement from the investor prior to the transaction. Disclosure also has to be made about the risks of investing in penny stocks in both public offerings and in secondary trading, and about commissions payable to both the broker-dealer and the registered representative, current quotations for the securities and the rights and remedies available to an investor in cases of fraud in penny stock transactions. Finally, monthly statements have to be sent disclosing recent price information for the penny stock held in the account and information on the limited market in penny stocks.

     In order to qualify for listing on the Nasdaq SmallCap Market, a company must have at least (i) net tangible assets of $4,000,000 or market capitalization of $50,000,000 or net income for two of the last three years of $750,000; (ii) public float of 1,000,000 shares with a market value of $5,000,000; (iii) a bid price of $4.00; (iv) three market makers; (v) 300 shareholders and (vi) an operating history of one year or, if less than one year, $50,000,000 in market capitalization. For continued listing on the Nasdaq SmallCap Market, a company must have at least (i) net tangible assets of $2,000,000 or market capitalization of $35,000,000 or net income for two of the last three years of $500,000; (ii) a public float of 500,000 shares with a market value of $1,000,000; (iii) a bid price of $1.00; (iv) two market makers; and (v) 300 shareholders.

     If, after a merger or acquisition, the Company does not meet the qualifications for listing on the Nasdaq SmallCap Market, the Company's securities may be traded in the NASD's over-the-counter ("OTC") market. The OTC market differs from national and regional stock exchanges in that it (1) is not cited in a single location but operates through communication of bids, offers and confirmations between broker-dealers and (2) securities admitted to quotation are offered by one or more broker-dealers rather than the "specialist" common to stock exchanges. The Company may apply for listing on the NASD OTC Bulletin Board or may offer its securities in what are commonly referred to as the "pink sheets" of the National Quotation Bureau, Inc. To qualify for listing on the NASD OTC Bulletin Board, an equity security must have one registered broker-dealer, known as the market maker, willing to list bid or sale quotations and to sponsor the company for listing on the Bulletin Board.

     If the Company is unable initially to satisfy the requirements for quotation on the Nasdaq SmallCap Market or becomes unable to satisfy the requirements for continued quotation thereon, and trading, if any, is conducted in the OTC market, a shareholder may find it more difficult to dispose of, or to obtain accurate quotations as to the market value of, the Company's securities.

     (b) Holders. There are approximately 450 holders of the Company's Common Stock. The issued and outstanding shares of the Company's Common Stock were issued in accordance with the exemptions from registration afforded by Sections 3(b) and 4(2) of the Securities Act of 1933 and Rule 506 promulgated thereunder.

     (c) Dividends. The Company has not paid any dividends in the past two years, and has no plans to do so in the immediate future.

ITEM 2. LEGAL PROCEEDINGS

     There is no litigation pending or threatened by or against the Company.

ITEM 3. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS

     Subsequent to the closing of the Securities Purchase Agreement, the Company changed accountants at which time the firm of Samuel Klein and Company was retained. Management had no disagreements with the findings of its former accountants.

ITEM 4. RECENT SALES OF UNREGISTERED SECURITIES.

     Except in connection with the exercise of the Warrant, the Company has not sold securities which were not registered during the past three years.


ITEM 5. INDEMNIFICATION OF DIRECTORS AND OFFICERS

     Section 78.7502 of the Nevada Revised Statutes provides that a Nevada corporation has the power, under specified circumstances, to indemnify its directors, officers, employees and agents, against expenses incurred in any action, suit or proceeding. The Certificate of Incorporation and the by-laws of the Company provide for indemnification of directors and officers to the fullest extent permitted by the General Corporation Law of the State of Nevada.

     The General Corporation Law of the State of Nevada provides that a certificate of incorporation may contain a provision eliminating the personal liability of a director or officer to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director or officer provided that such provision shall not eliminate or limit the liability of a director (i) for acts or omissions which involve intentional misconduct, fraud or a knowing violation of law, or (ii) under Section 78.300 (relating to liability for unauthorized distributions on capital stock) of the Nevada revised statutes. The Company's Certificate of Incorporation contains such a provision.

INSOFAR AS INDEMNIFICATION FOR LIABILITIES ARISING UNDER THE SECURITIES ACT OF 1933, AS AMENDED, MAY BE PERMITTED TO DIRECTORS, OFFICERS OR PERSONS CONTROLLING THE COMEPANY PURSUANT TO THE FOREGOING PROVISIONS, IT IS THE OPINION OF THE SECURITIES AND EXCHANGE COMMISSION THAT SUCH INDEMNIFICATION IS AGAINST PUBLIC POLICY AS EXPRESSED IN THE ACT AND IS THEREFORE UNENFORCEABLE.

                                    PART III

ITEM 1. INDEX TO EXHIBITS

EXHIBIT NUMBER                DESCRIPTION
--------------                -----------
(2)                Articles of Incorporation and By-laws:
2.1*               Articles of Incorporation as amended
2.2*               By-laws as amended

(23)               Consents - Experts:
23.1*              Consent of Accountants

* filed herewith.

                          INDEX TO FINANCIAL STATEMENTS

                        BAYNON INTERNATIONAL CORPORATION

                              FINANCIAL STATEMENTS

         Report of Independent Certified Public Accountants                  F-1
         Financial Statements:
                    Assets                                                   F-3
                    Stockholders' Equity                                     F-4
         Notes to Financial Statement                                        F-6

                                   SIGNATURES

In accordance with Section 12 of the Securities Exchange Act of 1934, as amended, the Registrant caused this registration statement to be signed on its behalf by the undersigned thereunto duly authorized.

                                   BAYNON INTERNATIONAL CORPORATION



                                   By: /s/ Pasquale Catizone
                                       -----------------------------------------
                                       Pasquale Catizone, Director and President



                                   By: /s/ Carmine Catizone
                                       -----------------------------------------
                                       Carmine Catizone, Director and Secretary

September 9, 1999

                        BAYNON INTERNATIONAL CORPORATION

                              FINANCIAL STATEMENTS

                 FOR THE YEARS ENDED DECEMBER 31, 1998 AND 1997

           AND FOR THE SIX MONTHS PERIODS ENDED JUNE 30, 1999 AND 1998

  SAMUEL KLEIN AND COMPANY
CERTIFIED PUBLIC ACCOUNTANTS
                                                            ONE NEWARK CENTER
                                                         NEWARK, N.J. 07102-5255
                                                             (973) 624-6100
                                                             (212) 269-6214
                                                               FAX NUMBER
                                                             (973) 624-6101





                          INDEPENDENT AUDITOR'S REPORT



To the Board of Directors and Stockholders of Baynon International Corporation


We have audited the accompanying balance sheets of Baynon International Corporation (formerly Technology Associates Corporation) as of December 31, 1998 and 1997, and the related statements of operations, stockholders' equity and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Baynon International Corporation as of December 31, 1998 and 1997, and the results of its operations and its cash flows for the years then ended in conformity with generally accepted accounting principles.






                                                    /s/ Samuel Klein and Company

                                                       SAMUEL KLEIN AND COMPANY



Newark, New Jersey
April 5, 1999



           MEMBERS AMERICAN INSTITUTE OF CERTIFIED PUBLIC ACCOUNTANTS

                        BAYNON INTERNATIONAL CORPORATION

                                 BALANCE SHEETS



                                                                           December 31,                   June 30,
                                                                   1998                 1997                1999
                                                                   ----                 ----              --------
                                                                                                        (Unaudited)
ASSETS

Current Assets:
  Cash and cash equivalents                                      $50,892             $      -             $49,658
                                                                 -------             --------             -------

     Total Current Assets                                         50,892                    -              49,658
                                                                 -------             --------             ------

Total Assets                                                     $50,892             $      -             $49,658
                                                                 =======             ========             =======



LIABILITIES AND STOCKHOLDERS' EQUITY

Current Liabilities:
  Accounts payable and accrued expenses                          $ 1,215             $      -             $ 2,500
                                                                 -------             --------             -------

     Total Current Liabilities                                     1,215                    -               2,500
                                                                 -------             --------             -------

Total Liabilities                                                  1,215                    -               2,500
                                                                 -------             --------             -------

Stockholders' Equity:
  Common stock, $.001 par value, 50,000,000
   shares authorized, 9,532,692 and 3,532,692
   shares issued and outstanding at December
   31, 1998 and 1997 and 9,532,692 at June
   30, 1999                                                        9,533                3,533               9,533
  Additional paid-in-capital                                      44,000                    -              44,000
  Retained earnings (deficit)                                     (3,856)              (3,533)             (6,375)
                                                                 -------             --------             -------
     Total Stockholders' Equity                                   49,677                    -              47,158
                                                                 -------             --------             -------

Total Liabilities and Stockholders' Equity                       $50,892             $      -             $49,658
                                                                 =======             ========             =======


--------------------
The accompanying notes are an integral part of these financial statements.

                        BAYNON INTERNATIONAL CORPORATION

                            STATEMENTS OF OPERATIONS




                                               For the Years Ended         For the Six Months Ended
                                                   December 31,                    June 30,
                                                1998         1997             1999         1998
                                                ----         ----             ----         ----
                                                                                  (Unaudited)
Revenues                                      $    -       $    -           $     -       $    -

Cost of Revenues                                   -            -                 -            -
                                              ------       ------           -------       ------

Gross Profit                                       -            -                 -            -

Other Costs:
  General and administrative
   expenses                                    1,500            -             3,910            -
                                              ------       ------           -------       ------
     Total Other Costs                         1,500            -             3,910            -

Other Income and Expense:
   Interest income                             1,177            -             1,391            -
                                              ------       ------           -------       ------

Net Loss before Income Taxes                    (323)           -            (2,519)           -

Income Taxes                                       -            -                 -            -
                                              ------       ------           -------       ------

Net Loss                                      $ (323)      $    -           $(2,519)      $    -
                                              ======       ======           =======       ======


--------------------
The accompanying notes are an integral part of these financial statements.

                        BAYNON INTERNATIONAL CORPORATION

                       STATEMENTS OF STOCKHOLDERS' EQUITY

                 FOR THE YEARS ENDED DECEMBER 31, 1998 AND 1997

                                       AND

                     FOR THE SIX MONTHS ENDED JUNE 30, 1999
                                   (UNAUDITED)




                                                       Common Stock
                                                      $.001 Par Value
                                               ----------------------------
                                                                    Common           Additional         Retained           Total
                                                 Number             Stock             Paid-In-          Earnings       Stockholders'
                                               of Shares            Amount             Capital          (Deficit)         Equity
                                               ---------           --------          ----------         ---------      -------------
Balances, January 1, 1997                      3,532,692            $3,533            $     -            $(3,533)         $      -

Issuance of Common Shares                              -                 -                  -                  -                 -

Net Income (Loss) for the Year
 Ended December 31, 1997                               -                 -                  -                  -                 -
                                               ---------            ------            -------            -------           -------

Balances, December 31, 1997                    3,532,692             3,533                  -             (3,533)                -
Issuance of Common Shares
  Upon Exercise of Warrant                     6,000,000             6,000             44,000                  -            50,000

Net Income (Loss) for the Year
 Ended December 31, 1998                               -                 -                  -               (323)             (323)
                                               ---------            ------            -------            -------           -------

Balances, December 31, 1998                    9,532,692             9,533             44,000             (3,856)           49,677

Net Loss for the Six Months Ended
 June 30, 1999 (Unaudited)                             -                 -                  -             (2,519)           (2,519)
                                               ---------            ------            -------            -------           -------
Balances, June 30, 1999                        9,532,692            $9,533            $44,000            $(6,375)          $47,158
                                               =========            ======            =======            =======           =======


--------------------

The accompanying notes are an integral part of these financial statements.

                        BAYNON INTERNATIONAL CORPORATION

                            STATEMENTS OF CASH FLOWS



                                                                 For the Year Ended                 For the Six Months Ended
                                                                     December 31,                           June 30,
                                                              1998               1997               1999               1998
                                                              ----               ----               ----               ----
                                                                                                           (Unaudited)
Cash Flows from Operating Activities:
   Net loss                                                $  (323)           $      -            $(2,519)           $      -

   Adjustments to reconcile net loss to net
    cash provided by (used in) operating
    activities:
     Increase in accounts payable and
      accrued expenses                                       1,215                   -              1,285                   -
                                                           -------            --------            -------            --------

           Net Cash Provided by (Used in)
            Operating Activities                               892                   -             (1,234)                  -
                                                           -------            --------            -------            --------

Cash Flows from Financing Activities:
   Issuance of common stock                                 50,000                   -                  -                   -
                                                           -------            --------            -------            --------
           Net cash provided by financing
            activities                                      50,000                   -                  -                   -
                                                           -------            --------            -------            --------

Net Increase (Decrease) in Cash and
 Cash Equivalents                                           50,892                   -             (1,234)                  -

Cash and Cash Equivalents, beginning
 of year                                                         -                   -             50,892                   -
                                                           -------            --------            -------            --------
Cash and Cash Equivalents, end of year                     $50,892            $      -            $49,658            $      -
                                                           =======            ========            =======            ========

--------------------
The accompanying notes are an integral part of these financial statements.

                        BAYNON INTERNATIONAL CORPORATION

                          NOTES TO FINANCIAL STATEMENTS









1. THE COMPANY AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The Company

Baynon International Corporation (formerly known as Technology Associates Corporation and hereinafter referred to as the "Company"), was originally incorporated on February 29, 1968 under the laws of the Commonwealth of Massachusetts to engage in any lawful corporate undertaking. On December 28, 1989, the Company reincorporated under the laws of the State of Nevada. The Company was formerly engaged in the technology marketing business and its securities traded on the National Association of Securities Dealers OTC Bulletin Board. The Company has not engaged in any business operations for at least the last two years and has no operations to date.

The Company will attempt to identify and negotiate with a business target for the merger of that entity with and into the Company. In certain instances, a target company may wish to become a subsidiary of the Company or may wish to contribute assets to the Company rather than merge. No assurances can be given that the Company will be successful in identifying or negotiating with any target company. The Company seeks to provide a method for a foreign or domestic private company to become a reporting (public) company whose securities are qualified for trading in the United States secondary market.

Cash and Cash Equivalents

For financial statement purposes, short-term investments with a maturity of ninety days or less and highly liquid investments are considered cash equivalents.

Use of Management's Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Income Taxes

The Company follows Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes" ("SFAS 109"). SFAS 109 requires the recognition of deferred tax liabilities and assets for the expected future tax consequences of events that have been included in the financial statements or tax returns. Under this method, deferred tax liabilities and assets are determined based on the difference between the financial statement carrying amounts and tax bases of assets and liabilities using enacted tax rates in effect in the years in which the differences are expected to reverse. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized.

                        BAYNON INTERNATIONAL CORPORATION

                          NOTES TO FINANCIAL STATEMENTS
                                   (Continued)






1. THE COMPANY AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Impairment of Long-Lived Assets

The Company adopted Statement of Financial Accounting Standards No. 121 (SFAS
121), "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of". SFAS 121 requires that if facts and circumstances indicate that the cost of fixed assets or other assets may be impaired, an evaluation of recoverability would be performed by comparing the estimated future undiscounted pre-tax cash flows associated with the asset to the asset's carrying value to determine if a write-down to market value or discounted pre-tax cash flow value would be required.

Comprehensive Income

For the year ended December 31, 1998, the Company adopted Statement of Financial Accounting Standards No. 130, Reporting Comprehensive Income ("SFAS 130"). This statement establishes rules for the reporting of comprehensive income and its components which require that certain items such as foreign currency translation adjustments, unrealized gains and losses on certain investments in debt and equity securities, minimum pension liability adjustments and unearned compensation expense related to stock issuances to employees be presented as separate components of stockholders' equity. The adoption of SFAS 130 had no impact on total stockholders' equity for either of the years presented in these financial statements.


2. COMMON STOCK

The authorized capital stock of the Company consists of 50,000,000 shares of Common Stock, par value $.001 per share, of which 9,532,692 shares are issued and outstanding at December 31, 1998.

Holders of shares of common stock are entitled to one vote for each share on all matters to be voted on by the stockholders. Holders of common stock do not have cumulative voting rights. Holders of common stock are entitled to share ratably in dividends, if any, as may be declared from time to time by the Board of Directors in its discretion from funds legally available therefor. In the event of a liquidation, dissolution or winding up of the Company, the holders of common stock are entitled to share pro rata all assets remaining after payment in full of all liabilities. All of the outstanding shares of common stock are fully paid and nonassessable. Holders of common stock have no preemptive rights to purchase the Company's common stock. There are no conversion or redemption rights or sinking fund provisions with respect to the common stock.

Pursuant to a certain Securities Purchase Agreement dated as of May 11, 1998, Mr. Pasquale Catizone purchased from the former president and director of the Company an aggregate of 2,597,714 shares of Common Stock for an aggregate purchase price of $23,000. Simultaneous with the closing of the Securities Purchase Agreement, the then officers and directors of the Company tendered resignations from their respective positions, at which time Pasquale Catizone became president and director and Carmine Catizone became secretary, treasurer and director of the Company. Also simultaneous with the closing of the Securities Purchase Agreement, the Company issued to Pasquale Catizone a Common Stock Purchase Warrant for 6,000,000 shares of Common Stock which was exercised on September 17, 1998, and the Company received net proceeds of $50,000. The shares of Common Stock underlying the warrant were distributed to Pasquale Catizone and his nominees, including Carmine Catizone and other family members. Pasquale Catizone and Carmine Catizone are brothers.

                        BAYNON INTERNATIONAL CORPORATION

                          NOTES TO FINANCIAL STATEMENTS
                                   (Continued)






3. YEAR 2000 ISSUES

The year 2000 issue arises because many computerized systems use two digits rather than four to identify a year. Date-sensitive systems may recognize the year 2000 as 1900 or some other date, resulting in errors when information using 2000 dates is processed. In addition, similar problems may arise in some systems which use certain dates in 1999 to represent something other than a date. The effects of the Year 2000 Issue may be experienced before, on, or after January 1, 2000, and, if not addressed, the impact on operations and financial reporting may range from minor errors to significant systems failure which could affect an entity's ability to conduct normal business operations. It is not possible to be certain that all aspects of the Year 2000 Issue affecting the Company, including those related to the efforts of customers, suppliers, or third parties, will be fully resolved.

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